EX-99 77Q

BARON SELECT FUNDS                                          JUNE 30, 2011



DISCLOSURE REGARDING THE APPROVAL OF THE INVESTMENT ADVISORY AGREEMENTS FOR BARON PARTNERS FUND, BARON FOCUSED GROWTH FUND, BARON INTERNATIONAL GROWTH FUND AND BARON REAL ESTATE FUND, BY THE BOARD OF TRUSTEES (UNAUDITED)
--------------------------------------------------------------------------------

The Board of Trustees (the "Board") of Baron Select Funds (the "Trust") met on May 17, 2011 to discuss the selection of BAMCO, Inc. (the "Adviser") as the investment adviser and the approval of the investment advisory agreements for Baron Partners Fund, Baron Focused Growth Fund, Baron International Growth Fund and Baron Real Estate Fund, (each a "Fund" and collectively, the "Funds"). The members of the Board who are not affiliated with the Trust (the "Independent Trustees") met in a separate session to discuss and consider the renewal of the advisory contract for the Funds. An independent consultant provided reports to the Board and attended the Board meeting. The Trustees received a substantial amount of information from the Adviser and from the consultant, and were advised by independent counsel. Based on its evaluation of this and other information, the Board, including a majority of the Independent Trustees, approved the continuation of the advisory agreements for the Funds for an additional one year period.

In reaching its determination, the Board considered various factors that it deemed relevant, including the factors listed below.

1. NATURE, EXTENT AND QUALITY OF SERVICES

As part of their consideration of the nature, extent and quality of services provided by the Adviser, the Independent Trustees relied on the information they received at the Board meeting, as well as on the information they had considered in past years. In particular, the Board considered the following:

   . Their confidence in the Adviser's senior personnel, portfolio management, the financial condition of the Adviser and its affiliates and the Adviser's available resources;

   . The nature, quality and the level of long-term performance of the services provided by the Adviser, including: intensive devotion to research, selection of broker/dealers for Fund portfolio transactions, relationships with and supervision of third party service providers, such as the Funds' custodian and transfer agent, the quality of shareholder reports, the ability to monitor adherence to investment guidelines and restrictions, the legal, accounting and compliance services provided to the Funds and the support services provided to the Board;

   . The Adviser's investment principles and processes and the historical performance of the Funds as compared to similar funds managed by other advisers and other funds managed by the Adviser over comparable periods;

   . The total expense ratio of the Funds and comparisons to similar funds managed by other advisers over comparable periods;

   . The costs of portfolio management, including the types of investments made for the Funds, the personnel and systems necessary for the implementation of investment strategies and the pre-tax profits realized by the Adviser and its affiliates from their relationship with the Funds; and

   . Any additional services provided by the Adviser.

The Board concluded that the nature, extent and quality of the services provided by the Adviser to each Fund was appropriate and that each Fund was likely to continue to benefit from those services provided under the relevant advisory agreement with the Adviser.

2. INVESTMENT PERFORMANCE OF THE FUNDS AND THE ADVISER

As part of its consideration of the investment performance of the Funds and the Adviser, the Board took into account the analyses performed by and discussed with the independent consultant. The Board considered for each Fund, among other information, the independent consultant's comparisons of the expense ratio and contractual advisory fee with those of expense group funds. The Board also considered the independent consultant's risk-adjusted performance comparisons with comparable funds and comparisons of each Fund's annualized total return over one-, three-, five- and ten-year periods, where applicable, against expense group and performance universe averages. After considering all the information, the Board concluded that the Adviser continued to invest in accordance with its long-standing principles and that each Fund's more recent relative performance was consistent with expectations for the Adviser's investment style under recent market conditions. The Board noted the Funds' absolute performance in the most recent one-year period and the risk-adjusted performance comparisons. The Board also concluded that the Funds and their shareholders had benefited over the long-term from the Adviser's investment management of the Funds.

3. COSTS OF SERVICES PROVIDED AND PROFITS TO BE REALIZED BY THE ADVISER

The Board was provided with information from the Adviser and the independent consultant regarding the fees charged by the Adviser as compared to the fees charged by comparable funds. This information compared various fees and expenses, as well as the total expense ratios, of the Funds against the same fees, expenses and total expense ratios of other funds of similar size, character and investment strategies. The total expense ratios of the Funds were generally competitive with the total expense ratios of the funds against which it was compared.

The Board considered comparisons of the advisory fees charged and services provided by the Adviser and its investment adviser affiliate to the Funds, sub-advised accounts and separately managed accounts. The Board considered that, while the advisory fees for the other clients are the same as, or lower than, the fees for the Funds, the Adviser or its affiliate performs significantly fewer services for those clients compared with those provided by the Adviser to the Funds.

The Board also considered the costs of portfolio management, including the types of investments made for the Funds, the personnel and systems necessary to implement investment strategies and the pre-tax profits realized by the Adviser and its affiliates from their relationship with each Fund. The Board also considered benefits that accrue to the Adviser and its affiliates from their relationship with the Funds.

4. ECONOMIES OF SCALE AND BENEFITS TO INVESTORS

The Board considered the extent to which the Funds' management fee reflected economies of scale for the benefit of Fund shareholders. The Board considered that the Funds do not have breakpoint fees. The Board considered that the small- and mid-cap investment strategy require more attention by the Adviser than a strategy that involves other types of investing, particularly as the asset size increases. The Board considered that the Adviser was continuing to grow and upgrade its staff and invest in its business even during this recent period of declining assets and reduced revenues. The Board reiterated its intention to continue to scrutinize the extent of economies of scale, asset growth and the Adviser's plans to reinvest further to support the Funds. The Board concluded that the management fee for each Fund was reasonable in light of the services provided as discussed at the meeting, including the Adviser's investments in resources to support the Funds.

After due consideration of the above enumerated factors and other factors, the Board, including a majority of the Independent Trustees, concluded that approval of each Fund's investment advisory agreement was in the best interests of the respective Fund and its shareholders.
